Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL
OMB Number: 3235-0362
Expires: December 31, 2001
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligatios may continue. See instructions 1(b).	Estimated average burden hours per response. . . 1.0
[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Gramling, Ronald	2. Issuer Name and Ticker or Trading Symbol Denbury Resources Inc, (DNR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) V.P. Marketing
(Last) (First) (Middle) 5100 Tennyson Parkway, Suite 3000	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2000
(Street) Plano, TX 75024		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	03/31/2000	A		1,555	A	3.84		D
Common Stock	06/30/2000	A		1,026	A	5.82		D
Common Stock	09/30/2000	A		826	A	7.23		D
Common Stock	12/31/2000	A		643	A	9.28	12,076	D
* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (3-99)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option	3.98	01/03/2000	A		10,200		01/03/2004	01/03/2010	Common Stock	10,200	3.98	10,200	D
Stock Option	4.24						(1)	01/04/2009	Common Stock			33,800	D
Stock Option	10.02						(2)	06/27/2006	Common Stock			11,250	D
Stock Option	13.38						(2)	02/24/2007	Common Stock			9,900	D
Stock Option	13.38						02/24/2001	02/24/2007	Common Stock			9,900	D
Stock Option	18.33						01/02/2002	01/02/2008	Common Stock			7,800	D
Explanation of Responses:

(1) 25% are exercisable on January 4, 2000, 25% are exercisable on January 4, 2001, 25% are exercisable on January 4, 2002, and the balance of 25% are exercisable on January 4, 2003. (2) All options are exercisable as of the date hereof.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Ronald Gramling **Signature of Reporting Person	01/26/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2